Exhibit 99.1

LIMONEIRA LEWIS COMMUNITY BUILDERS, LLC
(a Delaware Limited Liability Company)

Financial Statements

October 31, 2025

LIMONEIRA LEWIS COMMUNITY BUILDERS, LLC
(a Delaware Limited Liability Company)

Table of Contents

Report of Independent Registered Public Accounting Firm ....................................................................	1

Financial Statements

Balance Sheets ..........................................................................................................................................	3
Statements of Operations ..........................................................................................................................	4
Statements of Members’ Capital ..............................................................................................................	5
Statements of Cash Flows ........................................................................................................................	6
Notes to Financial Statements ..................................................................................................................	7

Report of Independent Registered Public Accounting Firm

To the Members of Limoneira Lewis Community Builders, LLC

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Limoneira Lewis Community Builders, LLC (the Company) as of October 31, 2025 and 2024, the related statements of operations, members’ capital and cash flows for each of the three years in the period ended October 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at October 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended October 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Land Sales Revenue Recognition
Description of the Matter
For the year ended October 31, 2025, the Company recognized revenues from land sales transactions totaling $1.3 million. As more fully described in Note 2 to the financial statements, the Company evaluates each of its land sale contracts to identify the related performance obligations, determines and allocates the overall transaction price to the identified performance obligations, and recognizes revenue based on the extent to which the performance obligations have been satisfied. The Company also assesses contract terms that give rise to variable consideration or refund liabilities, including factors indicating the need to constrain or otherwise adjust the amount of revenue to be recognized, and evaluates any other unique contract terms which may otherwise impact revenue recognition under Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (ASC 606).

Auditing the Company’s recognition and measurement of land sales revenue is especially challenging because the application of the ASC 606 revenue recognition model to land sale transactions is complex and involves significant judgments related to the identification of performance obligations within the context of each contract; the determination of overall transaction price, including estimates of variable consideration and determining the need to constrain the amount of revenue to be recognized; and evaluation of any unique contract terms which could impact revenue recognition.

How We Addressed the Matter in Our Audit
To test the land sales revenue recognized by the Company, our audit procedures included, among others, assessing the methodologies and evaluating the significant judgments used by the Company in applying the ASC 606 revenue recognition model to its land sales contracts. We evaluated each land sale transaction with revenue recognized in the current year through inspection of the terms of the purchase and sale agreements and other relevant agreements and recalculation of revenue recognized. We evaluated the methodology utilized and significant judgments made by management in the application of the ASC 606 revenue recognition model to each land sale transaction with current year revenue recognized, including: the identification of performance obligations within the context of the contract and measurement of extent of progress toward those performance obligations; the determination of the overall transaction price, including variable consideration, and related judgments involved in determining whether to constrain revenue related to variable consideration; and the evaluation of any unique contract terms and related impact on the overall recognition or measurement of revenue including the need to record refund liabilities. We also performed inquiries of operational personnel outside the accounting function to corroborate our inquiries of management and to identify any contrary information toward the satisfaction of performance obligations and overall recognition and measurement of revenue within the ASC 606 model.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2016.

Irvine, California
December 16, 2025

LIMONEIRA LEWIS COMMUNITY BUILDERS, LLC
(a Delaware Limited Liability Company)

Balance Sheets
(in thousands)

	October 31,
	2025		2024
Assets
Land held for development and sale	$82,431		$67,282
Cash and cash equivalents	31,227		66,851
Due from affiliates (Note 7)	3,444		3,444
Refundable deposits and other assets	971		1,557
Contract assets	2,172		2,526
Total assets	$120,245	$120,245	$141,660

Liabilities and members’ capital
Unsecured line of credit (Note 5)	$—		$—
Accounts payable and accrued expenses	7,901		8,985
Unearned revenue	4,765		6,322
Due to affiliates (Note 7)	410		154
	13,076		15,461

Commitments and contingencies (Note 8)

Members’ capital:
Limoneira EA1 Land, LLC	54,076		63,581
Lewis Santa Paula Member, LLC	53,093		62,618

	107,169		126,199
Total liabilities and members’ capital	$120,245		$141,660

See accompanying notes.

LIMONEIRA LEWIS COMMUNITY BUILDERS, LLC
(a Delaware Limited Liability Company)

Statements of Operations
(in thousands)

	Year Ended October 31,
	2025	2024	2023
Revenues:
Land sales	$1,272	$87,100	$30,933

Cost of sales:
Cost of land sales	(1,669)	(50,358)	(18,660)
Gross profit (loss)	(397)	36,742	12,273

Sales and marketing expenses	428	328	301
General and administrative expenses	264	138	208
Other (income) expense	(2,059)	(2,088)	(6)

Net income	$970	$38,364	$11,770

See accompanying notes.

LIMONEIRA LEWIS COMMUNITY BUILDERS, LLC
(a Delaware Limited Liability Company)

Statements of Members’ Capital
(in thousands)

	Limoneira EA1 Land, LLC	Lewis Santa Paula Member, LLC	Total Members' Capital

Balance at October 31, 2022	$52,431	$53,634	$106,065
Contributions	—	—	—
Net income	5,851	5,919	11,770
Balance at October 31, 2023	58,282	59,553	117,835
Contributions	—	—	—
Distributions	(15,005)	(14,995)	(30,000)
Net income	20,304	18,060	38,364
Balance at October 31, 2024	63,581	62,618	126,199
Contributions	—	—	—
Distributions	(10,003)	(9,997)	(20,000)
Net income	498	472	970
Balance at October 31, 2025	$54,076	$53,093	$107,169

See accompanying notes.

LIMONEIRA LEWIS COMMUNITY BUILDERS, LLC
(a Delaware Limited Liability Company)

Statements of Cash Flows
(in thousands)

	Year ended October 31,
	2025	2024	2023
Operating activities
Net income	$970	$38,364	$11,770
Adjustments to reconcile net income to net cash provided by
(used in) operating activities:
Changes in operating assets and liabilities:
Land held for development and sale	(15,149)	38,737	6,242
Due from affiliates	—	(66)	—
Refundable deposits and other assets	586	(485)	(448)
Contract assets	354	(1,890)	(453)
Accounts payable and accrued expenses	(1,084)	3,561	(460)
Unearned revenue	(1,557)	4,695	1,627
Due to affiliates	256	101	(94)
Net cash provided by (used in) operating activities	(15,624)	83,017	18,184

Financing activities
Distributions to Members	(20,000)	(30,000)	—
Borrowings from line of credit	—	—	11,100
Principal repayments on line of credit	—	—	(15,600)
Payment of deferred loan costs	—	(40)	(70)
Net cash (used in) provided by financing activities	(20,000)	(30,040)	(4,570)

Net increase (decrease) in cash, cash equivalents and
restricted cash	(35,624)	52,977	13,614
Cash, cash equivalents and restricted cash – beginning	66,851	13,874	260
Cash, cash equivalents and restricted cash – ending	$31,227	$66,851	$13,874

Supplemental disclosure of cash flow information
Cash paid for interest (including amounts capitalized to
the Project)	$—	$131	$946
The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of the same amounts shown in the consolidated statements of cash flows.

	Year ended October 31,
	2025	2024	2023
Cash and cash equivalents	$31,227	$66,851	$12,863
Restricted cash	—	—	1,011
Cash, cash equivalents and restricted cash	$31,227	$66,851	$13,874

See accompanying notes.

LIMONEIRA LEWIS COMMUNITY BUILDERS, LLC
(a Delaware Limited Liability Company)

Notes to Financial Statements

October 31, 2025

1.Organization

Organization and Business

Limoneira Lewis Community Builders, LLC (“Limoneira Lewis” or the “Company”), a Delaware Limited Liability Company, is a joint venture between Lewis Santa Paula Member, LLC (“Lewis”) and Limoneira EA1 Land, LLC (“Limoneira”) (together, the “Members”) for the primary purpose of developing a 501 acre area of land in Santa Paula, California into residential properties (the “Project”). Limoneira Lewis was formed on November 3, 2015 and began operations on November 10, 2015 in conjunction with the contribution of land and related entitlements for an agreed-upon value of $40,000,000 by Limoneira (the “Property”) to the Company and a concurrent assignment of a 50% interest in the Company to Lewis for $20,000,000 cash consideration, which were reflected as initial capital contributions from the Members. Initial capital contributions of the Members also included the value of certain pre-formation development costs and expenses (“Pre-Assignment Expenses”) incurred by Limoneira of $1,374,279 and Lewis of $217,774.

The terms of the Company are governed pursuant to the Limited Liability Company Agreement, as amended (the “LLC Agreement”). Each Member’s liability is limited pursuant to the Delaware Limited Liability Company Act. The term of the Company shall continue until the Company is dissolved pursuant to the provisions of the LLC Agreement.

Lewis is the designated manager of the Company (“Manager”) and manages the business activities of the Company pursuant to the terms of the LLC Agreement through an affiliated entity, Lewis Management Corp., a California Corporation (the “Manager Affiliate”). All major decisions, as defined by the LLC Agreement, are decided by an executive committee consisting of two representatives each from Lewis and Limoneira.

Capital contributions are made by the Members for funding of Project Costs pursuant to terms of the LLC Agreement. Through October 31, 2025, the Members’ capital contributions include the Members’ initial capital contributions representing the value of the contributed property and Pre-Assignment Expenses and additional contributions totaling $82,799,000 in the aggregate.

On March 3, 2008, Limoneira entered into a Development Agreement with the City of Santa Paula (the “City”) to develop the property which was transferred to the Company on November 10, 2015. The Development Agreement was amended and restated on February 26, 2015, and further amended through March 23, 2024. The amended Development Agreement currently provides for up to 2,050 total residential units (inclusive of units planned for development on land held outside the Company), approximately 8.3 acres for educational facilities, and approximately 225 acres of park, green space, open space, and agricultural land.

LIMONEIRA LEWIS COMMUNITY BUILDERS, LLC
(a Delaware Limited Liability Company)

Notes to Financial Statements (continued)
1.Organization (continued)

Distributions

Pursuant to the LLC Agreement, as amended by the Members, distributions of Net Cash Flow, as defined, shall be distributed to the Members in the following order of priority (using terms as defined in the LLC Agreement):

(a) First, to the Members in proportion to, and to the extent of, their respective Additional Capital Contribution IRR Deficiencies, representing a 12% return, compounded annually, provided the aggregate amount to be distributed to the Members pursuant to this Section 4.1(a) shall not exceed Ninety-Five Million Dollars ($95,000,000);

(b) Second, forty-eight percent (48%) to Limoneira and fifty-two percent (52%) to Lewis until the Company has made aggregate distributions to the Members pursuant to this Section 4.1(b) in an amount equal to Fifty-Eight Million Eight Hundred Fifty Thousand Dollars ($58,850,000);

(c) Third, one hundred percent (100%) to Limoneira until the Company has made aggregate distributions to Limoneira pursuant to this Section 4.1(c) in an amount equal to Three Million Seven Hundred Thousand Dollars ($3,700,000);

(d) Fourth, one hundred percent (100%) to Lewis until the Company has made aggregate distributions to Lewis pursuant to this Section 4.1(d) in an amount equal to Four Million Eight Thousand Three Hundred Thirty-Three Dollars ($4,008,333);

(e) Fifth, to the Members in proportion to, and to the extent of, their respective Additional Capital Contribution IRR Deficiencies (if any), until each Member's Additional Capital Contribution IRR Deficiency is reduced to zero (0), representing a 12% return, compounded annually;

(f) Sixth, forty-eight percent (48%) to Limoneira and fifty-two percent (52%) to Lewis until Lewis' Initial Capital Contribution IRR Deficiency is reduced to zero (0), representing a 12% return, compounded annually;

(g) Seventh, twenty-five percent (25%) to Limoneira and seventy-five percent (75%) to Lewis until the Company has made aggregate distributions to the Members pursuant to this Section 4.1(g) in an amount equal to Ten Million Dollars ($10,000,000);

(h) Eighth, sixty percent (60%) to Limoneira and forty percent (40%) to Lewis until the Company has made aggregate distributions to the Members pursuant to this Section 4.1(h) in an amount equal to Twenty Million Dollars ($20,000,000);

LIMONEIRA LEWIS COMMUNITY BUILDERS, LLC
(a Delaware Limited Liability Company)

Notes to Financial Statements (continued)
1.Organization (continued)

Distributions (continued)

(i) Ninth, fifty percent (50%) to Limoneira and fifty percent (50%) to Lewis until the Company has made aggregate distributions to the Members pursuant to this Section 4.1(i) in an amount equal to Twenty Million Dollars ($20,000,000);

(j) Tenth, seventy-eight percent (78%) to Limoneira and twenty-two percent (22%) to Lewis until the Company has made aggregate distributions to the Members pursuant to this Section 4.1(j) in an amount equal to Twenty-Five Million Dollars ($25,000,000);

(k) Eleventh, ninety-five percent (95%) to Limoneira and five percent (5%) to Lewis until the Company has made aggregate distributions to the Members pursuant to this Section 4.1(k) in an amount equal to Twenty Million Dollars ($20,000,000); and

(l) Thereafter, seventy percent (70%) to Limoneira and thirty percent (30%) to Lewis.

Pursuant to the LLC Agreement, as amended, distributions of Net Cash Flow may also be affected by certain Net Cash Flow Override provisions based on the status of an affiliated joint venture project between the Members formed in September 2022, LLCB II (Note 7). Pursuant to these provisions, if either (i) LLCB II is dissolved prior to the date (if any) that LLCB II obtains the Site Specific Entitlements, as defined, or (ii) there is a Material Adverse Impact, as defined, after LLCB II obtains the Site Specific Entitlements, then the first $4,000,000 of Net Cash Flow of the Company available for distribution to the Members shall be distributed to Lewis prior to any other distributions being made to the Members under the distribution priorities above. The LLC Agreement also states that Lewis shall have the right to elect to dissolve LLCB II in accordance with the terms of the operating agreement of LLCB II thereby triggering the application of these Net Cash Flow Override provisions without regard to any fiduciary or other duties owed to Limoneira other than the covenant of good faith and fair dealing.

Allocations of Income and Loss

Net income and loss each period is allocated to the Members in respect of how such income or loss would affect related cash distributions that would be made to the Members if the Company were to be liquidated as of the reporting date and proceeds equal to the book value of members’ capital were to be distributed pursuant to the cash distribution priorities of the LLC Agreement. The allocations of income and loss reflected herein assume that no Net Cash Flow Override provisions have been triggered as of the reporting date.

LIMONEIRA LEWIS COMMUNITY BUILDERS, LLC
(a Delaware Limited Liability Company)

Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States (“GAAP”). All references to authoritative accounting literature in the Company’s financial statements were referenced in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), which is the single source of authoritative nongovernmental GAAP in the United States.

Acreage, square footage, number of units or lots, and other similar non-financial measures included in these notes to the financial statements are presented on an unaudited basis.

Cash and Cash Equivalents

All highly liquid investments with a remaining maturity of three months or less when purchased are considered to be cash equivalents. As of October 31, 2023, restricted cash balances of $1,011,000 relate to contractual escrow holdbacks for remaining seller improvements to be completed by the Company related to one of the previous year land sales. The seller improvements were completed during the year ended October 31, 2024, and all restricted amounts were released. No other cash balances held by the Company during the periods presented were legally restricted as to use.

Financial instruments that potentially subject the Company to concentrations of credit risk consist of demand deposits with a financial institution. The Company’s cash balances from time to time exceed federally insurable limits. However, the Company believes there is minimal credit risk relative to its cash balances.

Land Held for Development and Sale and Cost of Land Sales

Land held for development and sale consists of unimproved land and costs related to improvements including infrastructure and other capitalizable project costs. Capitalized costs include direct and indirect land costs, development and construction costs, direct labor, real estate taxes, and interest related to development and construction. Capitalized costs also include insurance policies and other similar costs which do not extend beyond the projected development period of the related project components.

LIMONEIRA LEWIS COMMUNITY BUILDERS, LLC
(a Delaware Limited Liability Company)

Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)

Cost of land sales is determined based on an allocation of costs to individual land parcels sold based on specific identification, if practicable, or an allocation based on a method which approximates relative fair value in accordance with ASC 970, Real Estate - General. Costs allocated to land parcels sold include actual development costs incurred and estimates of future development costs, including common costs and amenities within the Project. For purposes of allocating development costs, estimates of future sales prices and development costs reflected in the project budget are reevaluated throughout the year, with adjustments being allocated prospectively to the remaining parcels available for sale. Due to uncertainties in the estimation process and other factors beyond our control, actual development costs could differ from those estimated.

Land held for development and sale is carried at cost. The Company tests its land held for development and sale for impairment in accordance with ASC 360, Property, Plant and Equipment, whenever events or changes in circumstances indicate that the carrying value of its project may not be recoverable. Such events or changes in circumstances may include, among others, a significant adverse change in the business climate that could affect the value of the project, an accumulation of costs significantly in excess of the amount originally expected, or current period operating or cash flow loss combined with a history of operating or cash flow losses or a forecast that demonstrates continuing losses.

If such indicators of impairment are identified, the project is tested for recoverability by comparing the carrying amount of the asset to the undiscounted future net cash flows expected to be generated from the project. If the carrying value of the project is determined to not be recoverable, an impairment charge is recognized equal to the amount by which the carrying value exceeds its estimated fair value. Fair value is determined based on estimated future cash flows discounted for inherent risks associated with the project, or other valuation techniques.

Revenue Recognition

Land sale transactions are made pursuant to contracts under which the Company typically has a performance obligation to deliver specified land parcels to the buyer when closing conditions are met. The Company evaluates each land sale contract to determine its performance obligations under the contract, including whether there is a distinct promise to perform post-closing land development work that is material within the context of the contract, and uses objective criteria to determine the completion of the applicable performance obligations, whether at a point in time or over time. Revenues from land sales are recognized when the Company has satisfied the performance obligations within the sales contract. Under its land sale contracts, the Company typically receives an initial cash deposit from the buyer at the time the contract is executed and receives the remaining fixed price consideration, through a third-party escrow agent, at closing when title and control of the land transfers to the buyer.

LIMONEIRA LEWIS COMMUNITY BUILDERS, LLC
(a Delaware Limited Liability Company)

Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)

In instances where the Company has one or more performance obligations to perform land development work after the closing date, a portion of the transaction price under the land sale contract is allocated to such performance obligations and is recognized as revenue over time based upon the estimated progress toward the satisfaction of the related performance obligation, which is generally measured based on costs incurred relative to the total costs expected to satisfy the performance obligation.

The Company’s land sales contracts to homebuilders also generally provide for additional variable consideration in the form of a master-planned community benefit fee (or otherwise titled fee) based on a percentage of the sales prices of homes built and sold on the land (“price participation”) as well as the ability to receive future profit participation payments on profitability above specified thresholds achieved on sales of the homes by the homebuilder (“profit participation”). The Company’s performance obligations related to these amounts are generally satisfied as of or in advance of when such price and profit participation payments are received, which may result in the recognition of a contract asset for the estimated future variable consideration expected to be received. In determining the amount of revenue to recognize related to price and profit participation, the Company estimates the total variable consideration it expects to receive utilizing the expected value approach and constrains the amount to be recognized to the extent such variable consideration is subject to a risk of significant revenue reversal. The Company considers various factors in determining whether a constraint is necessary, including its experience to date and degree to which the variable consideration is susceptible to factors outside its influence. The amount and timing of revenue and cash flows related to price and profit participation payments are impacted by the ultimate timing and sales prices of homes sold by homebuilders.

The Company's land sales contracts may also contain other forms of variable consideration including adjustments to transaction price based on specified factors, such as the final cost of development obligations assumed by the customer in the transaction. To the extent the Company expects it will have to refund a portion of consideration received from a customer, it records a refund liability based on the expected amount to be refunded to the customer.

The Company also evaluates the terms of anti-speculation or similar clauses contained in its land sales contracts which may provide the Company the contingent right to repurchase such land if the buyer fails to comply with provisions of the sales contract to determine whether the customer under its contracts has obtained control of the land in determining satisfaction of the related performance obligation.

LIMONEIRA LEWIS COMMUNITY BUILDERS, LLC
(a Delaware Limited Liability Company)

Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)

Deposits received under customer contracts prior to closing of land sales, or other payments received under a contract for which related performance obligation is not yet complete, represent contract liabilities and are recorded as unearned revenue. Contract assets are recognized to the extent revenues are recorded but the related amounts are not yet receivable under the terms of the contract. Trade receivables are recorded to the extent amounts are receivable from the customer and the Company’s right to the consideration is no longer conditional. Contract assets and trade receivables are evaluated for impairment or collectability in accordance with respective guidance.

Line of Credit

The Company’s line of credit was recorded at amortized cost. Loan costs associated with obtaining or extending the line of credit were deferred and recognized as a component of interest cost over the term of the line of credit and presented as a reduction of the line of credit balance on the accompanying balance sheets. In periods where there were no balances outstanding on the line of credit, unamortized loan costs were reclassified to other assets. Interest costs are capitalized to the Project during periods in which development activities are ongoing. The line of credit was terminated during the year ending October 31, 2024.

Income Taxes

As a limited liability company, the Company is subject to certain minimal taxes and fees; however, no provision for income taxes has been made in the accompanying financial statements as the Members are individually responsible for reporting their respective share of the Company’s income or loss.

Based on its evaluation under ASC 740, Income Taxes, the Company has concluded that there are no significant tax positions requiring recognition in its financial statements, nor has the Company been assessed interest or penalties by any tax jurisdictions.

Other Income and Expenses

Other income and expenses are recorded in the period earned or incurred. Selling costs and costs related to marketing of the community are generally recorded to sales and marketing expenses as incurred. Interest income from the Company cash accounts is recorded as earned.

Comprehensive Income and Loss

For all periods presented, comprehensive income is the same as net income reported for the respective period.

LIMONEIRA LEWIS COMMUNITY BUILDERS, LLC
(a Delaware Limited Liability Company)

Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of these financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the revenues and expenses for the periods presented. Actual amounts and results could differ from those estimates.

3. Land Held for Development and Sale

Activity related to the Company’s land held for development and sale for the years ended October 31, 2025 and 2024 is as follows:

	2025	2024
Beginning balance	$67,282,000	$105,979,000
Additional costs incurred	16,818,000	16,471,000
CFD and other reimbursements[1]	—	(4,810,000)
Cost of land sales	(1,669,000)	(50,358,000)

Ending balance	$82,431,000	$67,282,000

1 Represents reimbursements from CFDs, the City of Santa Paula or other third parties.

No impairment charges were recorded related to land held for development and sale through October 31, 2025.

During the year ended October 31, 2025, there were no new land sale transactions. During the year ended October 31, 2024, the Company closed on the sale of 554 lots in a single land sale transaction with a homebuilder and recognized total land sale revenues of $87,100,000 including price and profit participation revenues. During the year ended October 31, 2023, the Company closed on the sale of 121 lots in land sale transactions with two homebuilders and recognized total land sale revenues of $30,933,000, including price and profit participation revenues.

Included in land sales revenues for the years ended October 31, 2025, 2024 and 2023 were price participation revenues of $13,000, $4,409,000 and $1,160,000. As of October 31, 2025 and 2024, $2,172,000 and $2,526,000 of contract assets were recorded representing estimated future variable consideration to be received related to price participation revenues. Additionally, land sales revenues for the years ended October 31, 2025, 2024 and 2023 included revenues from profit participation arrangements totaling $0, $0 and $1,381,000.

LIMONEIRA LEWIS COMMUNITY BUILDERS, LLC
(a Delaware Limited Liability Company)

Notes to Financial Statements (continued)
3.Land Held for Development and Sale (continued)

As of October 31, 2025 and 2024, there were $3,874,000 and $3,576,000, respectively, in refund liabilities which were classified in accounts payable and accrued liabilities on the accompanying balance sheet related to variable consideration amounts received by the Company which were expected to be returned or otherwise for which a revenue constraint was applied as a result of uncertainty as to whether such amounts would need to be returned. During the year ended October 31, 2025, the refund liability was increased by $298,000 as a result of cost estimate increases related to post-close buyer improvements, which resulted in a reduction to land sale revenues.

As of October 31, 2025 and 2024, unearned revenue of $4,765,000 and $6,322,000, respectively, represents the remaining contract liability for certain specified post-close seller development obligations related to the land sale transaction that closed during the year ended October 31, 2024. Of the amount recorded as unearned revenue as of October 31, 2024 for prior period sales, the Company recognized $1,557,000 during the year ended October 31, 2025. The original aggregate amount of the transaction price allocated to these development obligations was $7,840,000. The Company currently estimates that these development obligations will be completed over a period through 2026. During the periods presented, the Company did not have any other contracts with customers or related performance obligations with an original expected duration of greater than one year.

As of October 31, 2025 and 2024, the Company had no deposits related to future lot sale transactions.

The Company expects to be reimbursed for certain infrastructure costs it incurs related to the Project from the proceeds of bonds to be issued from one or more community facilities districts (“CFDs”). During the years ended October 31, 2025, 2024, and 2023, the Company received $0, $4,810,000, and $0 and, respectively, in total CFD reimbursement proceeds. Through October 31, 2025, the Company had received $37,160,000 in net CFD reimbursements. As of October 31, 2025, there were $40,000,000 in total bonds issued and outstanding by the CFDs associated with the Project. These bond obligations are not recorded as liabilities of the Company as the estimated payments associated with the bonds are not fixed and determinable. Additionally, the Company is not liable to satisfy shortfalls in annual debt service obligations and has not pledged assets or provided other credit enhancements in support of the bond obligations.

LIMONEIRA LEWIS COMMUNITY BUILDERS, LLC
(a Delaware Limited Liability Company)

Notes to Financial Statements (continued)
4.Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities includes the following as of October 31, 2025 and 2024:

	2025	2024
Trade accounts payable	$165,000	$1,514,000
Retentions payable	1,217,000	1,282,000
Refund liabilities	3,874,000	3,576,000
Accrued liabilities	2,645,000	2,613,000

	$7,901,000	$8,985,000

5. Line of Credit

In February 2018, the Company entered into an unsecured revolving line of credit facility with a third-party lender to provide development financing for the Project. The Company exercised its available one-year extension option on the line of credit, which reduced the maximum borrowing amount from $45,000,000 to $35,000,000 and extended the maturity to February 22, 2024. Upon its maturity, the Company entered into a short-term extension of the line of credit through its final maturity on August 22, 2024. The line of credit bore interest, payable monthly, at an annual rate of the BSBY Daily Floating Rate plus 2.85%, plus an unused commitment fee of 0.20% per year, payable quarterly.

Loan costs amortized as interest costs during the years ended October 31, 2025 and 2024 totaled $0 and $62,000, respectively, all of which were capitalized to the Project. During the years ended October 31, 2025, 2024, and 2023, the Company recorded interest and unused commitment fees on the line of credit of $0, $40,000, and $1,012,000, respectively, all of which were capitalized to the Project.

The line of credit was guaranteed by Limoneira and certain owners of Lewis. The loan also required compliance with certain financial covenants, including liquid asset and tangible net worth requirements of the guarantors, all of which were in compliance through the termination date.

LIMONEIRA LEWIS COMMUNITY BUILDERS, LLC
(a Delaware Limited Liability Company)

Notes to Financial Statements (continued)
6.Fair Value Disclosures

ASC Topic 820, Fair Value Measurement, provides a framework for measuring fair value and has established a fair value hierarchy which prioritizes the inputs used in measuring fair value. The hierarchy is summarized as follows:

Level 1 – Fair value determined based on quoted prices in active markets for identical assets.

Level 2 – Fair value determined using significant observable inputs, such as those principally derived from or corroborated by observable market data, by correlation or other means.

Level 3 – Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows, or similar techniques.

GAAP requires the measurement of certain financial instruments at fair value on a recurring basis, and certain other financial and non-financial assets at fair value on a nonrecurring basis. Additionally, GAAP requires fair value disclosures for certain assets and liabilities.

There were no recurring or nonrecurring fair value measurements made in the periods presented in the accompanying financial statements through October 31, 2025. Additionally, there were no financial liabilities held as of October 31, 2025 or 2024 other than accounts payable and other accrued liabilities in the ordinary course of business whose fair values approximated cost.

7. Related Party Transactions

Cost Reimbursements to Members

The Company reimburses for approved costs and expenses incurred by the Manager and Limoneira, or their affiliates, on behalf of the Company, including for employees providing services in conjunction with development activities for the Project. For the years ended October 31, 2025, 2024, and 2023, $2,041,000, $2,145,000, and $1,812,000, respectively, of such costs were incurred by the Members on behalf of the Company, all of which were capitalized to the Project. During the years ended October 31, 2025, 2024, and 2023, certain additional reimbursable employee costs of $137,000, $46,000, and $56,000, respectively, were incurred by the Company for employees of the Manager providing services for the Project which were recorded as sales and marketing expenses. As of October 31, 2025 and 2024, $410,000, and $154,000, respectively, of such cost reimbursements remained payable by the Company to the Members, which are included in due to affiliates on the accompanying balance sheets.

LIMONEIRA LEWIS COMMUNITY BUILDERS, LLC
(a Delaware Limited Liability Company)

Notes to Financial Statements (continued)
7. Related Party Transactions (continued)

Retained Land and Infrastructure Cost Reimbursements

In conjunction with Limoneira’s initial contribution of land to the Company, certain additional land (referred to as the “Retained Land”) was legally conveyed to the Company for which Limoneira retained beneficial ownership. The land was transferred back to Limoneira in August 2018 for no consideration upon recording of a revised tract map that subdivided the Retained Property as a legal parcel.

Limoneira has agreed to reimburse the Company for certain allocated infrastructure costs incurred by the Company which benefit the Retained Property and certain adjacent real property owned by Limoneira commonly referred to as East Area 2, as defined in the Retained Property Development Agreement between the Company and Limoneira. As of October 31, 2025 and 2024, estimated such reimbursements from Limoneira totaled $3,444,000, which is classified as due from affiliates on the accompanying balance sheet and is net of related future CFD proceeds attributable to Limoneira.

On September 28, 2022, affiliates of Lewis and Limoneira formed a new joint venture (“LLCB II”) to acquire the Retained Property from Limoneira for the intended purpose of pursuing entitlements and developing multifamily residential units.

8. Commitments and Contingencies

The Company’s commitments and contingencies include the usual litigation and obligations incurred by real estate owners, developers and operators in the normal course of business, none of which, in the opinion of management, are expected to have a material adverse effect on the Company’s financial position or results of operations.

Although there can be no assurance, the Company is not aware of any material environmental liability that could have a material adverse effect on its financial condition or results of operations. However, identification of contamination affecting the Project, changes in applicable environmental laws and regulations, the uses and conditions of properties in the vicinity of the Project, the activities of entities who may purchase from the Company land within the project and other environmental conditions of which the Company is unaware with respect to the Project could result in future environmental liabilities.

Limoneira is required to transfer sufficient groundwater production and/or water rights to the City to allow the Company to satisfy the requirements of the Development Agreement and any other groundwater protection and/or water rights required by the City or other governmental agency in connection with existing or future entitlements for the Project.

LIMONEIRA LEWIS COMMUNITY BUILDERS, LLC
(a Delaware Limited Liability Company)

Notes to Financial Statements (continued)
8. Commitments and Contingencies (continued)

Currently, there are no guarantees by any of the Members or their affiliates in place on any of the obligations of the Company. The Company is required to complete development obligations related to the Project pursuant to the Development Agreement as well as pursuant to the terms of contracts with individual homebuilders and other parties, including providing performance bonds for certain improvement obligations. As of October 31, 2025, the Company had $25,100,000 of performance bonds outstanding. If any such performance bonds are called, the Company would be obligated to reimburse the issuer of the performance bond. The Company does not believe that a material amount of any currently outstanding performance bonds will be called. As of October 31, 2025, the Company had remaining commitments to subcontractors or other parties related to its land development activities totaling $31,600,000.

9. Subsequent Events

The Company has evaluated events subsequent to October 31, 2025 through December 16, 2025, the date the financial statements were available to be issued, for their impact on the financial statements and disclosures.